

Mail Stop 4561

April 11, 2017

Joseph Chen
Chief Executive Officer
Renren Inc.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

   Re: Renren Inc.
     Form 20-F for Fiscal Year Ended December 31, 2015
     Responses dated March 2, 2017
     File No. 001-35147

Dear Mr. Chen:

   We have reviewed your March 2, 2017 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2017 letter.

General

1. We would like to follow up on our April 6, 2017 conference call regarding the proposed transaction outlined in your March 2, 2017 correspondence to our Office of Chief Counsel. Please explain:

   • The information, in sufficient detail, that you expect to provide Renren shareholders who are unable to participate in the transaction and how this will differ from the information provided to your other shareholders that are purchasers in the transaction;

- Whether the information given to all shareholders will provide a detailed explanation of the dividend payable, including how it was determined and how the dividend relates to the broader transactions being contemplated;

- Whether a statement regarding the fairness of the transaction to shareholders will be included;

- How you intend to provide this information to shareholders and whether it will be included in a Form 6-K; and

- Whether the information will be provided sufficiently in advance so that shareholders can fully evaluate the transaction. Please outline the anticipated timeline for the proposed transactions and how that correlates with the timing in which you plan to disseminate information to the shareholders not participating in the transaction.

2. Ensure that your fiscal 2016 annual report on Form 20-F includes disclosures regarding your proposed transfer of investment assets and the Woxiu business to Oak Pacific Interactive. Please address the following matters:

- Describe the plan to dispose of certain assets so as to ensure that you are not deemed to be an investment company under the Investment Company Act of 1940.

- Disclose the accounting treatment for the proposed transaction.

- Tell us whether you plan to provide subsequent event disclosures and pro forma financial information in your annual report. In this respect, the transaction may need to be disclosed as a subsequent event to keep the financial statements from being incomplete and the event may be so significant that disclosure can best be made by means of pro forma financial data. We refer you to ASC 855-10-50.

- If available, separately disclose the fair value of the most significant investments that will be transferred to Oak Pacific Interactive, as this appears to be material information to investors.

- Discuss in the MD&A and financial statements, the material risks and uncertainties associated with the proposed transaction and how it will impact the ongoing performance of your company. We refer you to ASC 275-10.

3. We note your response to prior comment 2. Please provide us with an updated analysis once the revised structure is finalized and approved by the special committee of the board of directors and SB Pan Pacific Corporation.

Joseph Chen
Renren Inc.
April 11, 2017
Page 3

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Will H. Cai, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP